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                                                                    EXHIBIT 23.1

               Consent of Independent Certified Public Accountants

The Board of Directors
Ecometry Corporation
(formerly Smith-Gardner & Associates, Inc.):

We consent to incorporation by reference into previously filed registration statements on Form S-8 (Registration No. 333-71669 and 333-49470) filed by Ecometry Corporation of our report dated January 25, 2002, except as to Note 12, which is as of February 15, 2002, relating to the consolidated balance sheets of Ecometry Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, redeemable preferred stock, stockholders' equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2001 and the related financial statement schedule, which report appears in the Company's 2001 Annual Report on Form 10-K.

/s/ KPMG LLP

Miami, Florida
March 7, 2002